Exhibit 99.3

SCHEDULE D

Contingent Consideration

Section I.	Beacon Countyline

Within seven (7) Business Days following (i) the final determination by the appropriate Governmental Entity moving the Miami-Dade County Urban Development Boundary to encompass the CC Property and BN Expansion property and changing the designation of the CC Property and the BN Expansion property from Open Land to Industrial and Office, and (ii) the expiration of all periods for appeal or other legal challenge of such determination which appeal or challenge could result in the reversal of such determination or a modification of such determination in a manner which is materially adverse to the commercial feasibility of the CC Property or the BN Expansion property or the financial return anticipated therefrom, 706,581 shares of Parent Stock shall be released from escrow to Mr. Codina in accordance with the Escrow Agreement. As provided in the Escrow Agreement, in the event such determination does not occur on or before the fifth anniversary of the Closing Date, the CC Escrow shall be released to Parent for cancellation.

Section II.	Additional Consideration

Additional shares shall be released from escrow pursuant to the terms of the Escrow Agreement within thirty (30) days following the end of any 60-calendar day period which begins after the Closing Date (any such 60 calendar day period, a “Measurement Period”) and ends on or prior to the fifth anniversary of the Closing Date during which the Average Closing Price of Parent Stock (as defined below) is at least the amount shown on the following table, provided that, no such payment shall be made more than once for a given stock price. In the event of a Change of Control (as defined below) of Parent following the Closing, all of the Additional Escrow Shares shall be released to the Contributors. As provided in the Escrow Agreement, in the event any shares of Parent Stock have not been released as of the fifth anniversary of the Closing Date, such shares shall be released to Parent for cancellation.

Number of Shares	Parent Stock Price
94,211 Shares[1,2]	$47.44[2]
94,211 Shares[1,2]	$52.44[2]
94,211 Shares[1,2]	$57.44[2]
94,211 Shares[1,2]	$63.44[2]
94,211 Shares[1,2]	$69.44[2]

[1]	Plus the proportionate amount of any Parent Stock, other securities of Parent, securities of any other entity, or other property paid or payable as a dividend or other distribution on (or in connection with any redemption or repurchase of) the Additional Escrow Shares or any of the foregoing securities.

[2]	As proportionately adjusted for any reclassification, recapitalization, stock split, combination, stock dividend, exchange of shares or similar event.

For purposes of this Section II, “Average Closing Price of Parent Stock” means the sum of (i) the average closing Price of Parent Stock during a Measurement Period as reported on the New York Stock Exchange (or other principal stock market on which Parent Stock is then traded (as adjusted pursuant to footnote 2 above) plus (ii) the amount of cash and the Fair Market Value (as defined below) of any assets (including securities other than Parent Stock) distributed as an extraordinary dividend or other distribution (including a spin off or split up) after the date of this Agreement upon a share of Parent Stock (as adjusted pursuant to footnote 2 above).

The “Fair Market Value” of any publicly traded security, shall be the average closing price of such security on the principal market on which such security is traded for the 60 calendar days ending on the last day of the Measurement Period (or such shorter period if such security has not been listed for trading for at least 60 calendar days prior to the last day of the Measurement Period (as adjusted pursuant to footnote 2 above). The Fair Market Value of any security that is not publicly traded shall be as determined in good faith by the board of directors of Parent.

For purposes of this Section II, “Change of Control” means the:

(1) Consummation of a tender offer, exchange offer, reorganization, merger, consolidation or other business combination (any of the foregoing, a “Business Combination”) of Parent by or with any other corporation, in any case with respect to which the individuals and entities that directly or indirectly beneficially owned (as such term is defined pursuant to Rule 13d-3 under the 1934 Act) the shares of outstanding Parent common stock immediately prior to such Business Combination are not, immediately following such Business Combination, the direct or indirect beneficial owners in substantially the same proportions of more than fifty percent (50%) of the outstanding common stock of the resulting, surviving or acquiring entity (or any ultimate parent thereof); or

(2) Any “person” or group (as such term is used in Sections 13(d) and 14(d) of the 1934 Act), in any case excluding Franklin Mutual Advisers, LLC and any of its Affiliates becomes the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act) directly or indirectly, of securities representing more than fifty percent (50%) of the total voting power represented by the Parent’s then outstanding equity voting securities.

(3) Consummation by Parent of a sale or other disposition of all or substantially all of the assets of Parent, other than to a corporation with respect to which, following such sale or other disposition, more than fifty percent (50%) of the then outstanding shares of common stock of such corporation is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the shares of Parent common stock outstanding immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the such Parent.

The term “the sale or disposition by Parent of all or substantially all of the assets of Parent” shall mean a sale or other disposition transaction or series of related transactions (e.g., the Parent determines to exit the real estate business and pursuant to such plan, sells its real estate in multiple transactions to multiple buyers) involving assets of Parent or of any direct or indirect subsidiary of Parent (including the stock of any direct or indirect subsidiary of Parent) in which the value of the assets or stock being sold or otherwise disposed of (as measured by the purchase price being paid therefor or by such other method as the board of directors of Parent determines is appropriate in a case where there is no readily ascertainable purchase price) constitutes more than sixty-six and two-thirds percent (66 2/3%) of the fair market value of Parent (as hereinafter defined). The “fair market value of Parent” shall be the aggregate market value of the then outstanding Parent common stock plus the aggregate market value of Parent’s other outstanding equity securities. The aggregate market value of the shares of outstanding Parent common stock shall be determined by multiplying the number of such shares outstanding on the date of the execution and delivery of a definitive agreement with respect to the transaction or series of related transactions or the adoption of a plan to dispose of such assets if the sale will be made through a series of sales or transaction (the “Transaction Date”) by the average closing price of such shares on the New York Stock Exchange or any other principal stock market on which such shares are then listed or included for trading for the ten trading days immediately preceding the Transaction Date. The aggregate market value of any other equity securities of Parent shall be determined in a manner similar to that prescribed in the immediately preceding sentence for determining the aggregate market value of the shares of outstanding Parent common stock or by such other method as the board of directors of Parent shall determine is appropriate.

Section III	Red Road Escrow

In the event that on or prior to December 31, 2006, (i) the transactions contemplated by the Agreement for Sale and Purchase of Real Property, dated May 7, 2004, between Commerce Lane Enterprises, Inc. and Mr. Codina and the Option to Purchase Agreement, dated as of August 2, 2001, between Anthony Abraham and the purchaser thereunder are consummated, (ii) the Ground Lease between the optionholder and Codina/Fairfield I, LLC, in a form acceptable to FECI, is executed and delivered by all parties thereto with the decision to proceed to be in Parent’s sole discretion, and (iii) if required by that certain Agreement to Lease, dated November 16, 2004, between Codina Fairfield I, LLC and the optionholder, as amended, the optionholder consents to the Transactions and in the event an Affiliate of Fairfield Properties, Inc. becomes a member of Codina/Fairfield I, LLC, such Affiliate of Fairfield Properties, Inc. consents to the Transactions; 117,763 shares of Parent Stock shall be released from escrow and delivered to Mr. Codina. As provided in the Escrow Agreement, if such transactions have not occurred prior to December 31, 2006, such shares shall be released to Parent for cancellation.

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